Exhibit 3

                              Accountants' Consent



The Board of Directors
Dakota Mining Corporation:


We consent to the incorporation by reference in the registration statement on Form S-8 of Dakota Mining Corporation of our report dated February 4, 1997, except as to Note 2, which is as of February 6, 1997 and Note 6(c), which is as of February 28, 1997, relating to the consolidated balance sheets of Dakota Mining Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the December 31, 1996 annual report on Form 10-K, as amended, of Dakota Mining Corporation.




KPMG


Toronto, Canada
June 30, 1997